UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)




                             Frontier Airlines, Inc.
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                                (Name of Issuer)



                 [Common Stock Purchase Warrants, no par value]
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     [FRNT]
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                                 (CUSIP Number)



                              Arthur H. Amron, Esq.
                             411 West Putnam Avenue
                               Greenwich CT 06830
                                 (203) 862-7028
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                     2/27/98
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box O

Check the following box if a fee is being paid with this statement O. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D
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 CUSIP No. CUSIP No. FRNT                                   Page  2  of  9 Pages
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   1     NAME OF REPORTING PERSON

         Imprimis Investors LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b)

   3     SEC USE ONLY

   4     SOURCE OF FUNDS

            WC

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                           7        SOLE VOTING POWER

                                          None

                           8        SHARED VOTING POWER

                                         875,000

                           9        SOLE DISPOSITIVE POWER

                                          None

                          10        SHARED DISPOSITIVE POWER

                                         875,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    875,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.96%

   14    TYPE OF REPORTING PERSON

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                                   Page  3  of  9 Pages
--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON

         Wexford Spectrum Investors LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X}
                                                                       (b)

  3      SEC USE ONLY


  4      SOURCE OF FUNDS

            WC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
                           7         SOLE VOTING POWER

                                          None

                           8        SHARED VOTING POWER

                                          875,000

                           9        SOLE DISPOSITIVE POWER

                                          None

                           10         SHARED DISPOSITIVE POWER

                                          875,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    875,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    7.96%

   14    TYPE OF REPORTING PERSON

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                                   Page  4  of  9 Pages
--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON

         Wexford Management LLC

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X}
                                                                       (b)

  3      SEC USE ONLY


  4      SOURCE OF FUNDS

            AF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Connecticut
                           7         SOLE VOTING POWER

                                          None

                           8        SHARED VOTING POWER

                                          1,750,000

                           9        SOLE DISPOSITIVE POWER

                                          None

                           10         SHARED DISPOSITIVE POWER

                                          1,750,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,750,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.93%

   14    TYPE OF REPORTING PERSON

                    IA

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 CUSIP No. CUSIP No. FRNT                                   Page  5  of  9 Pages
--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON

         Charles E. Davidson

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X}
                                                                       (b)

  3      SEC USE ONLY


  4      SOURCE OF FUNDS

            AF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
                           7         SOLE VOTING POWER

                                          None

                           8        SHARED VOTING POWER

                                          1,750,000

                           9        SOLE DISPOSITIVE POWER

                                          None

                           10         SHARED DISPOSITIVE POWER

                                          1,750,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,750,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.93%

   14    TYPE OF REPORTING PERSON

                    IN

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                                   Page  6  of  9 Pages
--------------------------------------------------------------------------------

  1      NAME OF REPORTING PERSON

         Joseph M. Jacobs

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         (Intentionally Omitted)

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X}
                                                                       (b)

  3      SEC USE ONLY


  4      SOURCE OF FUNDS

            AF

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
                           7         SOLE VOTING POWER

                                          None

                           8        SHARED VOTING POWER

                                          1,750,000

                           9        SOLE DISPOSITIVE POWER

                                          None

                           10         SHARED DISPOSITIVE POWER

                                          1,750,000

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,750,000

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    15.93%

   14    TYPE OF REPORTING PERSON

                    IN

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                                   Page  7  of  9 Pages
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          The Schedule 13D as originally filed is amended as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

         On February 27, 1998, the Letter Agreement was terminated and a new letter agreement entered into (the "New Letter Agreement"). Pursuant to the New Letter Agreement, (i) the total number of shares issuable under the Warrant Agreement was reduced to 1,750,000, and references to the Commitment Letter are no longer operative; (ii) Wexford Management agreed that for a period of a year neither it nor its affiliated funds would purchase or obtain the right to acquire any Shares other than on exercise of the warrants under the Warrant Agreement; and (iii) Wexford waived any defaults under the Note and related documentation, and Wexford and the Company released each other and certain related parties from any liability associated with any agreement in effect between the parties.


Item 4.  Purpose of Transaction.

         See Item 3 above.


Item 5.   Interest in Securities of the Issuer.

         See cover page.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          See Item 3 above.

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                                   Page  8  of  9 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  April 3, 1998

                               IMPRIMIS INVESTORS LLC

                         By:  /s/  Arthur H. Amron
                              --------------------
                       Name:  Arthur H. Amron
                      Title:  Vice President


                              WEXFORD SPECTRUM INVESTORS LLC

                         By:  /s/ Arthur H. Amron
                              -------------------
                       Name:  Arthur H. Amron
                      Title:  Vice President


                              WEXFORD MANAGEMENT LLC


                        By:   /s/ Arthur  H. Amron
                              --------------------
                       Name:  Arthur H. Amron
                       Title: Senior Vice President



                              /s/ Charles E. Davidson
                              -----------------------
                              Charles E. Davidson


                              /s/ Joseph M. Jacobs
                              --------------------
                              Joseph M. Jacobs

                                  SCHEDULE 13D

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 CUSIP No. CUSIP No. FRNT                                   Page  9  of  9 Pages
--------------------------------------------------------------------------------



                                    EXHIBIT I

    Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.



                               IMPRIMIS INVESTORS LLC

                         By:  /s/  Arthur H. Amron
                              --------------------
                       Name:  Arthur H. Amron
                      Title:  Vice President


                              WEXFORD SPECTRUM INVESTORS LLC

                         By:  /s/ Arthur H. Amron
                              -------------------
                       Name:  Arthur H. Amron
                      Title:  Vice President


                              WEXFORD MANAGEMENT LLC


                        By:   /s/ Arthur  H. Amron
                              --------------------
                       Name:  Arthur H. Amron
                       Title: Senior Vice President



                              /s/ Charles E. Davidson
                              -----------------------
                              Charles E. Davidson


                              /s/ Joseph M. Jacobs
                              --------------------
                              Joseph M. Jacobs